[Letterhead of Willkie Farr & Gallagher LLP]

Exhibit (12)

August 16, 2013

ClearBridge Large Cap Value Fund, a series of Legg Mason Partners Equity Trust

620 Eighth Avenue

New York, NY 10018

Legg Mason Capital Management All Cap Fund, a series of Legg Mason Partners Equity Trust

620 Eighth Avenue

New York, NY 10018

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) ClearBridge Large Cap Value Fund (the “Acquiring Fund”), a separate series of Legg Mason Partners Equity Trust (the “Trust”), a Maryland statutory trust, (ii) Legg Mason Capital Management All Cap Fund (the “Target Fund”), a separate series of the Trust, and (iii) the holders (the “Shareholders”) of voting shares of beneficial interest of the Target Fund (the “Target Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Target Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the property and assets of the Target Fund (collectively the “Assets”) as defined in Section 1.2 of that certain Agreement and Plan of Reorganization, dated April 15, 2013, adopted by the Board of Trustees of the Trust on behalf of the Acquiring Fund and the Board of Trustees of the Trust on behalf of the Target Fund (the “Agreement”) in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund (the “Liabilities”) as defined in Section 1.2 of the Agreement (the transaction described in the preceding sentence, the “Reorganization”), all pursuant to the Agreement. This opinion is being delivered pursuant to Section 8.5 of the Agreement.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

ClearBridge Large Cap Value Fund

Legg Mason Capital Management All Cap Fund

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Agreement and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes that, as of the date of the Reorganization:

•

The acquisition by the Acquiring Fund of the Assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, followed by the distribution by the Target Fund to the Shareholders of Acquiring Fund Shares in complete liquidation of the Target Fund, all pursuant to the Agreement, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

•

No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, or upon the distribution of the Acquiring Fund Shares by the Target Fund to the Shareholders in liquidation except for (i) any gain or loss that may be recognized with respect to contracts subject to Section 1256 of the Code, (ii) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code and (iii) any other gain or loss that may be required to be recognized as a result of the closing of the Target Fund’s taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code;

•

The basis in the hands of the Acquiring Fund of the Assets transferred to the Acquiring Fund in the Reorganization will be the same as the basis of such Assets in the hands of the Target Fund immediately prior to the closing of the Agreement increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund upon the transfer;

•

The holding periods in the hands of the Acquiring Fund of the Assets transferred to the Acquiring Fund in the Reorganization, other than any Asset with respect to which gain or loss is required to be recognized in the Reorganization, will include the periods during which the respective Assets were held by the Target Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an Asset);

ClearBridge Large Cap Value Fund

Legg Mason Capital Management All Cap Fund

•	No gain or loss will be recognized by the Acquiring Fund upon receipt of the Assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities;

•	No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares solely for the Acquiring Fund Shares as part of the Reorganization;

•

The aggregate basis of the Acquiring Fund Shares that each Target Fund Shareholder receives in the Reorganization will be the same as the aggregate basis of his or her Target Fund Shares exchanged therefor; and

•

A Target Fund Shareholder’s holding period for his or her Acquiring Fund Shares received in the Reorganization will include the period for which he or she held the Target Fund Shares exchanged therefor, provided that he or she held the Target Fund Shares as capital assets on the date of the exchange.

The scope of our opinion is limited to the federal income tax treatment of the transaction under section 368(a) of the Code. Our opinion does not address any other tax consequence of the income or the tax treatment of any related transaction, in each case, whether or not material.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Tax Representation Letters and in the various other documents related thereto. We do not express an opinion as to the effect of the transaction on the Target Fund with respect to the recognition of any unrealized gain or loss for any asset that is required to be marked to market for U.S. federal income tax purposes upon termination of the Target Fund’s taxable year or as a result of the transfer of certain assets of the Target Fund. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Our opinion is based on our interpretation of federal income tax law currently in effect, which may change, including with retroactive effect. We have not undertaken to inform you of any changes in the law. Furthermore, we emphasize that the conclusions in this letter are only our opinion; the IRS and a competent court could disagree with our opinion and conclude that the transfer does not qualify for the nonrecognition treatment described in section 368(a) of the Code. Finally, our opinion is based on the facts as described in this opinion; a change in such facts may invalidate the conclusions we set forth in this opinion.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP